MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS

SERVICE AND SHAREHOLDER ADMINISTRATION PLAN

(ADVISORY CLASS)

April 25, 2006

WHEREAS, Morgan Stanley Institutional Liquidity Funds (the “Trust”) engages in business as an open- end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust has separate series or Portfolios, each of which is a separate pool of assets with its own investment policies (the “Portfolios”) and each Portfolio investing in money market instruments may be divided into multiple separate classes including: Institutional Class, Investor Class, Service Class, Administrative Class, Advisory Class, Participant Class and Cash Management Class; and

WHEREAS, the Trust, on behalf of the Advisory Class of each Portfolio that offers such shares, desires to adopt a Service and Shareholder Administration Plan and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Plan will benefit the Portfolio and its shareholders; and

WHEREAS, institutions (“Service Organizations”) may: (i) act directly or indirectly as nominees and recordholders of shares of the Advisory Class for their respective customers who are or may become beneficial owners of such shares (the “Customers”); (ii) provide service to other service organizations intended to facilitate or improve a service organization’s services to its Customers with respect to the Portfolios; and/or (iii) perform certain shareholder administration and shareholder liaison services with respect to the Customers pursuant to Agreements between the Trust, on behalf of the Advisory Class of each Portfolio, and such Service Organizations (the “Agreements”).

NOW, THEREFORE, the Trust, on behalf of the Advisory Class of each Portfolio, hereby adopts this Amended and Restated Service and Shareholder Administration Plan (the “Plan”) on the following terms and conditions:

1.

The Trust, on behalf of the Advisory Class of each Portfolio, is authorized to pay Morgan Stanley Distribution, Inc., the Portfolio’s distributor, to compensate each Service Organization the monthly or quarterly service fee specified in the Agreement with such Service Organization for shareholder services specified in such Agreement. The fee for such services during any one year shall not exceed 0.25% of the average daily net asset value of the shares of the Advisory Class of such Portfolio, which are owned beneficially by the Customers of such Service Organization during such period. Such fees will be assessed as specified in paragraph 2.

2.

An initial 0.10% of the average daily net assets of the Advisory Class shares will be assessed for making available the following services: (a) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Advisory Class shares; (b) receiving and transmitting funds representing the purchase price or redemption proceeds of Advisory Class shares; (c) forwarding shareholder communications such as prospectus updates, proxies and shareholder reports; (d) acting, or arranging for another party to act, as recordholder and nominee of all Advisory Class shares beneficially owned by Customers; (e) providing sub-accounting with respect to Advisory Class shares of a Portfolio beneficially owned by Customers or the information necessary for sub-accounting, including establishing and maintaining individual accounts and records with respect to Advisory Class shares owned by each customer; (f) processing and issuing confirmations concerning customer orders to purchase, redeem and exchange Advisory Class shares; (g) providing periodic statements to each customer showing account balances and transactions during the relevant period; and (h) processing dividend payments. An additional 0.05% of the average daily net assets of the Advisory Class shares will be assessed for making available the following shareholder administration services: (i) receiving, tabulating and transmitting proxies; (j) responding to customer inquiries relating to the Advisory Class shares or the services; and/or (k) providing sweep services which may include: (i) providing the necessary computer hardware and software which links the service organization DDA system to an account management system; (ii) providing software that aggregates the Customers orders and establishes an order to purchase or redeem shares of a Portfolio based on established target levels for the customer’s demand deposit accounts; (iii) providing periodic statements showing a customer’s account balance and, to the extent practicable, integrating such information with other customer transactions otherwise effected through or with the service organization; and (iv) furnishing (either separately or on an integrated basis with other reports sent to a customer by the service organization) monthly and year-end statements and confirmations of purchases, exchanges and redemptions. An additional 0.10% of the average daily net assets of the Advisory Class shares will be assessed for making available some or all the following shareholder services: (l) providing facilities to answer inquiries and requests for literature, and respond to correspondence with Customers and other investors about the status of their accounts or about other aspects of the Trust or the applicable Portfolio; (m) acting as liaison between Customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems; (n) assisting Customers in completing application forms, selecting dividend and other account options and opening custody accounts with the service organization; and (o) displaying and making prospectuses available to existing shareholders on the service organization’s premises. No Portfolio or class may compensate a Service Organization for services provided with respect to another Portfolio or class.

3.

This Plan may be terminated as to the Advisory Class of any Portfolio at any time by vote of a majority of those Trustees of the Trust who are not “interested persons” of the Trust or by vote of a majority of the outstanding voting securities of the Advisory Class of such Portfolio.

4.	This Plan may not be amended unless approved by a majority of those Trustees of the Trust who are not “interested persons” of the Trust.
5.	The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of the Plan, the first two years in an easily accessible place.
6.

This Plan only relates to the Advisory Class shares of such Portfolio and the fees determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Portfolio attributable to Advisory Class shares. The obligations of the Trust and the Portfolios hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to Advisory Class shares shall be bound. No Portfolio of the Trust shall be responsible for the obligations of any other Portfolio of the Trust.

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IN WITNESS WHEREOF, the Trust, on behalf of the Advisory Class of each Portfolio, has executed this Amended and Restated Service and Shareholder Administration Plan as of the day and year first written above.

MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS (on behalf of the Advisory Class of each Portfolio)
By:	/s/ Ronald E. Robison
Name: Ronald E. Robison
Title: President and Principal Executive Officer